         OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


                                                              February 27, 1998

Board of Directors
Waste Management, Inc.
3003 Butterfield Road
Oak Brook, Illinois 60521

Attention: Mr. Robert S. Miller

Gentlemen:

  Waste Management, Inc. (the "Company"), Wheelabrator Technologies, Inc. ("WTI") and WMI Merger Sub, Inc., a wholly-owned subsidiary of the Company ("Merger Sub") have entered into an Agreement and Plan of Merger dated as of December 8, 1997 (the "Agreement") pursuant to which Merger Sub would be merged with WTI in a merger (the "Merger") in which each of the outstanding shares of common stock (the "Shares") of WTI (other than Shares as to which dissenters' rights have been perfected) not already directly or indirectly owned by the Company would be converted into the right to receive $16.50 per Share in cash (the "Merger Consideration").

  You have asked us whether, in our opinion, the proposed Merger Consideration to be paid by the Company pursuant to the Merger is fair from a financial point of view to the Company.

  In arriving at the opinion set forth below, we have, among other things:

    1. Reviewed certain publicly available business and financial information relating to WTI and the Company that we deemed to be relevant;

    2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of WTI, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger (the "Expected Synergies") furnished to us by WTI and the Company;

    3. Conducted discussions with members of senior management and representatives of WTI and the Company concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

    4. Reviewed the market prices and valuation multiples for the Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

    5. Reviewed the results of operations of WTI and compared with those of certain publicly traded companies that we deemed to be relevant;

    6. Compared the proposed financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

    7. Participated in discussions and negotiations among representatives of WTI and the Company and their financial and legal advisors;

    8. Reviewed the potential pro forma impact of the Merger on the Company;

    9. Reviewed the Agreement; and

    10. Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of WTI or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of WTI. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by WTI or the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of WTI's or the Company's management as to the expected future financial performance of WTI or the Company, as the case may be, and the Expected Synergies.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

  We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently engaged by the Company to act as its financial advisor and have, in the past, provided financial advisory and financing services to the Company and its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade Shares, as well as securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed Merger Consideration to be paid by the Company pursuant to the Merger is fair from a financial point of view to the Company.

                                          Very truly yours,

                                          /s/ Merrill Lynch, Pierce, Fenner &
                                                     Smith Incorporated